                                                                     Exhibit 4.2

                                (NEUROCHEM LOGO)



                                 NEUROCHEM INC.


                             ANNUAL INFORMATION FORM


                    SIX-MONTH PERIOD ENDED DECEMBER 31, 2003















                                                                    MAY 12, 2004

                                TABLE OF CONTENTS

ITEM 1 - COVER PAGE....................................................i


ITEM 2 - CORPORATE STRUCTURE...........................................1

   2.1     NAME AND INCORPORATION......................................1
   2.2     INTERCORPORATE RELATIONSHIPS AND REORGANIZATION.............1


ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS...........................1

   3.1     THREE-YEAR HISTORY..........................................1


ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS.........................7

   4.1     GENERAL: OUR BUSINESS.......................................7


ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION..................18

   5.1     ANNUAL INFORMATION.........................................18
   5.2     DIVIDENDS..................................................19


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS.........................19

   6.1     QUARTERLY INFORMATION......................................19


ITEM 7 - MARKET FOR SECURITIES........................................19


ITEM 8 - DIRECTORS AND OFFICERS.......................................19


ITEM 9 - AUDIT COMMITTEE FINANCIAL EXPERT.............................22


ITEM 10 - PRINCIPAL ACCOUNTANT FEES AND SERVICES......................22


ITEM 11 - ADDITIONAL INFORMATION......................................24

As used in this Annual Information Form, unless the context otherwise requires, the terms "we", "us", "our", "Neurochem" or the "Corporation", mean or refer to Neurochem Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this Annual Information Form). Except as otherwise stated, all dollar amounts and references to $ are to Canadian dollars and US$ refers to United States dollars.


ITEM 2 - CORPORATE STRUCTURE

2.1  NAME AND INCORPORATION

Neurochem was incorporated on June 17, 1993 under the Canada Business Corporations Act in association with Parteq Research and Development Innovations, the technology transfer office at Queen's University of Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class "A" Shares into Common Shares and cancel the Class "A" Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.

2.2  INTERCORPORATE RELATIONSHIPS AND REORGANIZATION

As of May 2003, the corporate structure of the Neurochem group of companies was changed. Currently, Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this annual information form as our "Affiliates".


ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1  THREE-YEAR HISTORY

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. Our pipeline of proprietary, disease-modifying, oral products addresses unmet medical needs. We have three programs in clinical trials and one lead compound in pre-clinical development, each targeting disorders for which there are currently no known cures.

Over the past three years, the Corporation has successfully advanced three programs from pre-clinical to clinical trials namely, Alzhemed(TM), for the treatment of Alzheimer's Disease; Fibrillex(TM), for the treatment of Amyloid A Amyloidosis; and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy.

We changed our year end during 2003 from June 30 to December 31. As a result, our fiscal year ended December 31, 2003 is represented by the six-month period then ended.

SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

For the six-month period ended December 31, 2003, we expanded our management and scientific team, and raised significant funds in a cross-border offering, as our lead product candidates continue to advance to the marketplace.

CLINICAL ADVANCES:

     - On December 9, 2003, we issued a press release reporting the positive interim results on cognitive function as measured by ADAS-cog of patients suffering from mild-to-moderate Alzheimer's Disease in an open-label Phase II extension study of Alzhemed(TM). The report is based on results of patients in the ongoing study who had completed nine and also 12 months of treatment on the highest dose (300mg daily) of Alzhemed(TM).

COLLABORATIVE AGREEMENTS, GRANTS AND FINANCINGS:

     - On September 23, 2003, we completed the initial public offering of our Common Shares in the United States and a new issue of Common Shares in Canada. In connection with this offering, the Common Shares were approved for quotation on the Nasdaq National Market ("NASDAQ") under the "NRMX" trading symbol. We issued 5.75 million Common Shares at a price of US$10.87 per share. The aggregate net proceeds from the offering, including the proceeds from the over-allotment option granted to the underwriters of the offering, were approximately $78.1 million (US$59 million), net of underwriting fees and commissions and issue expenses. We intend to use these proceeds to fund clinical trials of our lead product candidates, as well as to further complete pre-clinical and research and development programs. We also intend to use the proceeds for capital expenditures and the balance for working capital and general corporate purposes.

INTELLECTUAL PROPERTY PORTFOLIO:

     - U.S. Patent no. 6,670,399 entitled "Compounds and Methods for Modulating Cerebral Amyloid Angiopathy" was issued to us on December 30, 2003.

     - As of December 31, 2003, our portfolio contained over 200 patents and pending patent applications.

LITIGATION:

     - Neurochem executed an agreement (the "CTA") with Immtech International Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided Neurochem with certain compounds for testing and granted Neurochem an option to license such compounds. On August 12, 2003 Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, U.S.A., with respect to the agreement. Neurochem has and will continue to vigorously defend against the claims brought by Immtech.

RECENT ANNOUNCEMENTS:

     - On November 13, 2003, we announced that we had been selected for addition to the NASDAQ Biotechnology Index pursuant to our listing which took effect in September 2003.

     - At our annual and special meeting of shareholders held on December 9, 2003, Dr. Frederick H. Lowy, Rector and Vice-Chancellor of Concordia and Graeme K.

          Rutledge, Consultant, Chartered Accountant and former senior partner of Deloitte & Touche LLP, Canada, an accounting firm, were elected to our Board of Directors.

     - On December 19, 2003, we announced that we were added to the S&P/TSX Composite Index, the Capped Health Care Index, as well as to the Global Industry Classification Standard Index.

     - Effective December 31, 2003, we changed our fiscal year-end from June 30 to December 31. Our year-end will now be consistent with that of most other companies in our industry.

FISCAL YEAR ENDED JUNE 30, 2003

During the fiscal year ended June 30, 2003, we transitioned our business from a research and development focused company to a product-driven company and concentrated our activities on neurological disorders. In a strategic move aimed at focusing on our core expertise, we completed a technology transfer pertaining to our Diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. We also invested $500,000 in a private placement concluded by Innodia. As at June 30, 2003, we indirectly owned a 31% equity interest in Innodia. This strategy will eliminate funding requirements associated with our Diabetes program while allowing us to share in the program's economic potential as an indirect shareholder of Innodia.

CLINICAL ADVANCES:

     - Our product pipeline made significant progress during the fiscal year. We completed patient recruitment for the Phase II/III clinical trial of Fibrillex(TM), our most advanced product candidate to treat Amyloid A Amyloidosis ("AA Amyloidosis"). We completed a Phase II clinical trial in respect of Alzhemed(TM), our next most advanced product candidate for the treatment of Alzheimer's Disease. We initiated a Phase II clinical trial during the year in respect of Cerebril(TM), our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"). We continued to advance a compound for the treatment of epileptic seizures following Traumatic Brain Injury ("TBI") through pre-clinical testing.

     - In June 2003, we reported the successful results of the Phase II clinical trial for Alzhemed(TM). Positive findings from the 12-week trial involving patients with mild-to-moderate Alzheimer's Disease showed Alzhemed(TM) to be safe and well tolerated. Alzhemed(TM) was able to change the level of amyloid in the cerebrospinal fluid ("CSF") in Alzheimer's Disease patients in a dose-related fashion. Alzhemed(TM) also demonstrated its ability to overcome the major challenge of crossing from the bloodstream to the brain through the protective blood-brain-barrier ("BBB"). Interim results also revealed that patients treated for six months on the highest dose of Alzhemed(TM) showed stable or improved cognitive function.

GRANTS AND FINANCINGS:

     - In January 2003, the lead investigator for Cerebril(TM) was awarded approximately US$1 million from the National Institutes of Health.

     - On July 25, 2002, we issued 2.8 million units at a price of $2.50 per unit to P.P. Luxco Holdings II S.A.R.L., a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this annual information form as being holdings and purchases of Picchio Pharma. Each unit was comprised of one Common Share and one warrant to purchase an additional Common Share at any time and from time to time within a three-year period from issuance at an exercise price of $3.13. In connection with this investment, we covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to our Board of Directors at each meeting of our shareholders called therefor. The subscription agreement provides that this obligation shall terminate on the date Picchio Pharma ceases to beneficially hold at least 15% of the outstanding Common Shares (including shares issuable upon exercise of the warrants issued to Picchio Pharma on July 25, 2002). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

     - P.P. Luxco Holdings II S.A.R.L. made an additional investment in the Corporation on February 18, 2003 when the Corporation issued 1.2 million units. Each unit was comprised of one Common Share and one warrant to purchase an additional Common Share at any time and from time to time within a three-year period from issuance at an exercise price of $7.81. The disinterested shareholders of the Corporation approved, confirmed and ratified the issuance of the units at a shareholders meeting held on February 18, 2003. Shares held by Picchio Pharma and its associates were excluded from voting in respect of such issuance.

INTELLECTUAL PROPERTY PORTFOLIO:

     - We were issued two additional patents covering (a) methods and compounds for inhibiting amyloid deposits and (b) phosphonocarboxylate compounds for treating amyloidosis, bringing the total to 16 patents granted worldwide.

     - We filed 38 new patent applications, including eight new cases. Overall, we have more than 150 patent applications pending in the United States, Canada and internationally.

RECENT ANNOUNCEMENTS:

     - In November 2002, Dr. Francesco Bellini was appointed Chief Executive Officer, adding to his other responsibilities as Director and Chairman of the Board.

     - In January 2003, we announced the appointment of Dr. Phillipe Calais as our President. The Company also appointed Mr. David Skinner as Director of Legal Affairs, General Counsel and Corporate Secretary in April 2003.

     - Over the course of the year, we appointed Mr. Richard Cherney, co-managing partner of the law firm Davies Ward Phillips & Vineberg LLP and Dr. Emil Skamene, Scientific Director of the Research Institute of the McGill University Health Centre to our Board of Directors.

FISCAL YEAR ENDED JUNE 30, 2002

In fiscal 2002, we achieved many advances and several important milestones in our clinical and drug development programs. The highlights of such advances and milestones were as follows:

CLINICAL ADVANCES:

     - Alzhemed(TM) - Alzheimer's Disease: We completed three Phase I clinical trials for Alzhemed(TM). In these trials, the drug candidate was shown to be safe and well tolerated at the anticipated therapeutic dose in both young and elderly volunteers. We also established an international Clinical Advisory Board ("CAB") for Alzhemed(TM) comprised of distinguished experts in the fields of Alzheimer's Disease and Neurology.

     - Cerebril(TM) - Hemorrhagic Stroke due to CAA: We put in place a CAB for Cerebril(TM), comprised of world-renowned researchers and clinicians.

     - Fibrillex(TM) - AA Amyloidosis: We received a prestigious $1.4 million grant from the Food and Drug Administration ("FDA") in the United States for the Phase II/III clinical trial for Fibrillex(TM). Orphan Medicinal Product status for the drug in Europe was also obtained, typically allowing for 10 years of market exclusivity upon commercialization. With a total of 13 submissions to regulatory authorities for Investigational New Drug ("IND") status and subsequent approvals in the U.S., Europe and Israel, we initiated the Phase II/III clinical trial and patient recruitment worldwide.

EXTERNAL VALIDATION OF THE CORPORATION:

     - We were selected by the Montreal Business Magazine as one of the top 30 Montreal-based growth companies.

COLLABORATIVE AGREEMENTS, GRANTS AND FINANCING:

     - We announced an important new collaboration with the United Kingdom-based Amersham Health (a division of Amersham PLC), for the creation of a diagnostic imaging tool for Alzheimer's Disease.

     - We announced an agreement with H. Lundbeck A/S ("Lundbeck") of Denmark pursuant to which the Corporation regained the full ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Corporation.

     - We entered into a collaborative agreement with the University Medical Center-Utrecht in the Netherlands for the Corporation's Diabetes Type 2 program, focusing on islet amyloid formation using the Corporation's glycosaminoglycan ("GAG") mimetic technology.

     -    We announced an agreement with Picchio Pharma for the acquisition of
          2.8 million units of the Corporation at a cost of $2.50 per unit for a total of $7 million. The transaction closed in July 2002. The units were comprised of one Common Share of the Corporation and one warrant to purchase a Common Share exercisable any time within a three-year period with a 25% premium over the issue price. Assuming the exercise of warrants, the total possible investment by Picchio Pharma under the transaction is $15.75 million. We planned to use the proceeds of the investment for working capital to advance the Corporation's pipeline of products. Dr. Francesco Bellini, O.C., chairman of Picchio Pharma, assumed the position of chairman of the Corporation.

INTELLECTUAL PROPERTY PORTFOLIO:

     - Four additional patents issued which enhanced the Corporation's commercial and scientific assets. The patents covered:
          anti-epileptogenic agents (U.S. patent), methods and compositions to treat GAG-associated molecular interactions (U.S. patent), phosphonocarboxylate compounds (U.S. patent) and method for treating Amyloidosis (Mexico patent).

RECENT ANNOUNCEMENTS:

     - Unanimous recommendation was received by Neurochem's independent Data Safety Monitoring Board to advance the Phase II/III clinical trial for Fibrillex(TM), in patients suffering from AA Amyloidosis.

     - Two IND applications for Phase II clinical trials took effect with the FDA in the United States, which allowed us to advance to Phase II clinical trials for Alzhemed(TM) and Cerebril(TM) in patients suffering from Alzheimer's Disease and Hemorrhagic Stroke due to CAA.

     - We recruited Mr. Claude Michaud to our management team as Senior Vice-President, Finance and Chief Financial Officer.

     - We appointed two new board members to our board of directors, Mr. Peter Kruyt, Vice-President, Power Corporation of Canada, and Mr. Ronald M. Nordmann, Co-President, Global Health Associates, LLC.

RECENT AND EXPECTED DEVELOPMENTS

JANUARY - DECEMBER 2004:

     - On January 14, 2004, we received our third unanimous recommendation to continue our pivotal Phase II/III clinical trial for Fibrillex(TM). The recommendation by the independent Data Safety Monitoring Board members was based on their recent review of the safety data from 183 patients, of whom 77 have completed at least 12 months of the Phase II/III clinical study.

     - On January 20, 2004, we issued a press release announcing that we are advancing our efforts to prevent and treat Alzheimer's Disease by forming a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences, and more specifically, with Dr. Harold J. Jennings, in relation to the development of a novel synthetic vaccine to prevent and treat Alzheimer's Disease. We have also entered into a licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a leading biopharmaceutical company, relating to certain A(beta) amyloid peptides for use in the development of such a vaccine.

     - On January 22, 2004, we issued a press release reporting additional positive results on cognitive function, as measured by the ADAS-cog test, of patients suffering from mild-to-moderate Alzheimer's Disease in an open-label Phase II extension study of Alzhemed(TM). The report is based on the results of 30 patients in the ongoing study who have completed both the three-month randomized Phase II clinical trial and an additional nine months of treatment in the open-label Phase II extension study with Alzhemed(TM).

     - On February 11, 2004, the U.S. FDA designated Fibrillex(TM) as a fast track product ("FTP") for the treatment of Amyloid A Amyloidosis. The FTP designation expedites the development and review of new drugs.

     - On April 8, 2004, we issued a press release announcing that we had signed a conditional agreement to purchase the former Shire BioChem facilities located in the Parc scientifique et de la haute technologie in Laval, Quebec, for a purchase price of $10.5 million. Upon completion of the transaction, we will relocate our headquarters and corporate and scientific employees to the same site. The transaction will be financed by asset-backed funding and cash on-hand.

     - On April 14, 2004, we issued a press release reporting additional positive results on cognitive function, as measured by the ADAS-cog test, of patients suffering from mild-to-moderate Alzheimer's Disease in an open-label Phase II extension study of Alzhemed(TM). The report is based on the results of 23 patients in the ongoing study who have completed both the three-month randomized Phase II clinical trial and an additional 13 months of treatment in the open-label Phase II extension study with Alzhemed(TM). It was also announced that the complete data on all patients who participated in the Phase II clinical trial and the open-label Phase II extension study for a period of up to 20 months will be presented at the 9th International Conference on Alzheimer's Disease and Related Disorders to be held in Philadelphia, Pennsylvania, U.S.A., from July 17 through July 22, 2004.

     - On April 26, 2004, we issued a press release reporting that we had received our fourth consecutive positive recommendation from Data Safety Monitoring Board to continue Phase II/III clinical trial for Fibrillex(TM).

     - We expect to initiate the first Phase III clinical trial for Alzhemed(TM).

     - On April 27, 2004, we issued a press release reporting promising Phase II results for Cerebril(TM)'s. 24 CAA patients with lobar cerebral hemorrhage were randomized to receive three different doses of Cerebril(TM) (100, 200 and 300 mg) for a period of 12 weeks. The data showed no safety findings of concern based on patient's clinical laboratory tests, vital signs and electrocardiograms during follow-up physical exams. The most frequent adverse events, namely nausea and vomiting, were mid-to-moderate at all doses tested and transient in the patients receiving 100 mg or 200 mg daily of Cerebril(TM). Five patients withdrew prematurely; three because of nausea and vomiting and two because of expected complications of CAA.


ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  GENERAL: OUR BUSINESS

A.   COMPANY OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. Our strategy is to in-license early-stage products and to focus our resources on the management of clinical development and the commercialization of novel products. We design and manage the clinical trials for our product candidates which are carried out by recognized contract research organizations. We have three programs in clinical trials and one product candidate in pre-clinical development, each targeting disorders for which there are currently no known cures. Because our drugs target what are known or believed to be the causes of disorders and potentially inhibit their progression, they are known as "disease modifiers".

As people age, specific types of normal proteins can change structure to become long strands called amyloid fibrils. There are at least 21 different proteins recognized as, or believed to be, causative agents of severe amyloid-related disorders. All of these proteins can change structure by binding to components of proteins known as glycosaminoglycans or "GAGs", generate amyloid fibrils and accumulate as deposits in parts of the body, including various organs such as the brain and kidneys. See "4.1 General: Our Business -- F. Our Product Technology Platforms". These amyloid deposits can kill cells and lead to organ failure. When deposits of a certain type of amyloid protein appear in the brain, they may cause

Alzheimer's Disease or Hemorrhagic Stroke due to CAA. When deposits of a different type of amyloid protein appear in several peripheral organs like the kidneys, they can induce systemic disorders such as AA Amyloidosis.

Our product candidates consist of a new class of small molecules that mimic specific properties of the GAGs. We call these molecules "GAG mimetics". By binding to the amyloid protein, our molecules inhibit both the formation of fibrils and the resulting toxic deposits. Fibrillex(TM), Alzhemed(TM) and Cerebril(TM), our product candidates in clinical trials, are based on our GAG mimetics technology.

In addition, our focus in neurology has led to the development of compound candidates to prevent the development of epileptic seizures following TBI. These compounds are designed to protect the brain from neuronal damage often associated with TBI.

Fibrillex(TM), our most advanced product candidate, is in a Phase II/III clinical trial. Fibrillex(TM) is designed to treat AA Amyloidosis, a systemic disorder resulting in significant illness, organ failure (particularly of the kidney, spleen and liver), and ultimately death.

Alzhemed(TM), our next most advanced product candidate, is our drug for the treatment of Alzheimer's Disease, a degenerative neurological disorder that progressively impairs a person's cognitive functions and gradually destroys the brain. We have completed a Phase II clinical trial for Alzhemed(TM) and are currently designing Phase III efficacy trials.

Cerebril(TM), our third program, is designed to treat Hemorrhagic Stroke due to CAA, a fatal neurological disorder that is characterized by recurrent brain hemorrhage. We have completed a Phase II clinical trial for Cerebril(TM), and currently intend on designing a Phase IIb clinical trial to test efficacy.

We are also conducting pre-clinical testing on a compound, NC-1461, to prevent the development of epileptic seizures following TBI.

The following table illustrates the stage of development, the estimated date of FDA NDA filing and the patent expiration date for each of our product candidates:

                                                                                       ESTIMATED       PATENT
      PRODUCT                     TARGET                         STAGE OF               US NDA       EXPIRATION
     CANDIDATE                   DISORDER                       DEVELOPMENT           FILING (1)         (2)
   -------------            -------------------         ---------------------------   ----------     ----------
   Fibrillex(TM)              AA Amyloidosis            Phase II/III clinical trial      2005           2014
   Alzhemed(TM)             Alzheimer's Disease          Phase III clinical trials       2007           2016
                                                              in preparation
   Cerebril(TM)             Hemorrhagic Stroke            Phase II clinical trial         --            2016
                                due to CAA                       completed
      NC-1461               Epileptic seizures             Pre-clinical testing           --            2018
                              induced by TBI

----------

(1) The actual date of NDA filing, if any, can vary widely depending on a variety of factors. There is no assurance that FDA approval will be obtained following NDA filing and there is typically a period of many months from filing to approval of a product. In addition, we may not be able to successfully commercialize our products, even if they are approved.

(2) See "4.1 General: Our Business -- H. Intellectual Property" for a more detailed discussion of our patent portfolio.

B.   OUR BUSINESS STRATEGY

Our goal is to become a leading biopharmaceutical company in the development and commercialization of innovative therapeutics for neurological disorders. To achieve this goal, we are pursuing the following strategies:

TARGET UNMET MEDICAL NEEDS: Each of our product candidates addresses a disorder for which there is currently no known cure. To our knowledge, Fibrillex(TM) is the only amyloid-targeting product in advanced clinical development to treat AA Amyloidosis. Contrary to currently available Alzheimer's Disease therapies which treat only the symptoms of the disease, Alzhemed(TM) targets what is believed to be its main underlying cause. To our knowledge, Cerebril(TM) is the only product candidate targeting the underlying cause of Hemorrhagic Stroke due to CAA and NC-1461 is a compound candidate with a novel mechanism of action targeting the underlying cause of epileptic seizures induced by TBI. We intend to continue to target opportunities in related neurological areas where medical needs are unmet.

EXPEDITE CLINICAL DEVELOPMENT: We leverage our scientific and clinical development expertise to optimize the time it takes for our product candidates to reach market. We have already successfully brought forward three programs to Phase II and Phase II/III clinical trials. In addition to the Phase II/III clinical trial for Fibrillex(TM), we expect to have Alzhemed(TM) and Cerebril(TM) in Phase III trials.

MAXIMIZE OWNERSHIP AND CONTROL OF OUR PRODUCTS: We will continue to maximize ownership of our products throughout their development and commercialization phases by conducting clinical development and marketing activities on our own, or in partnership with others where appropriate. We intend to retain full commercialization rights for products and in markets that we can adequately exploit on our own. In cases where extensive clinical trials are required and a commercialization strategy with global reach is needed, we intend to enter into collaborative agreements with industry partners to develop and to co-market our products. The decision whether to partner with respect to the development and commercialization of our product candidates and the terms and conditions of such agreements will be product and market specific in order to maximize our economic benefits.

MAINTAIN A PRODUCT PIPELINE AT VARIOUS STAGES OF DEVELOPMENT THROUGH INTERNAL DEVELOPMENT AND IN-LICENSING: We pursue sustained development by maintaining a portfolio of products at different stages. We intend to continue feeding our product pipeline to leverage our drug development and commercialization infrastructure over time. In addition to developing products on our own, we intend to continue to in-license lead compounds at early stages of development.

LEVERAGE MANAGEMENT'S SCIENTIFIC, PRODUCT DEVELOPMENT AND COMMERCIALIZATION
EXPERTISE: We are led by an experienced group of individuals with significant industry expertise. Dr. Francesco Bellini, O.C., Chairman and Chief Executive Officer of the Corporation, was the co-founder and former Chairman and Chief Executive Officer of Biochem Pharma Inc., an innovative biopharmaceutical company which was merged with Shire Pharmaceuticals Plc in 2001 in a transaction worth approximately US$4 billion. Other members of our management team include scientists experienced in drug discovery and development, and pharmaceutical industry professionals having significant expertise in the areas of new product launches, sales and marketing and finance.

C.   OUR PRODUCTS

FIBRILLEX(TM) -- OUR SOLUTION TO AA AMYLOIDOSIS

Fibrillex(TM) is our product candidate for the treatment of AA Amyloidosis. AA Amyloidosis is a chronic, systemic disorder characterized by the over-expression of Serum Amyloid A ("SAA"), a protein found in the blood that is produced in response to inflammation. SAA is a precursor to an amyloid protein known as the AA protein. In AA Amyloidosis, the AA protein forms fibrils that accumulate in the kidney, spleen, liver and other internal organs, compromising their function. AA Amyloidosis results from certain chronic inflammatory diseases, such as Rheumatoid Arthritis and Inflammatory Bowel Disease, certain chronic infections such as Tuberculosis, and from a genetic disease named Familial Mediterranean Fever. As AA Amyloidosis progresses, it results in serious illness, organ failure (particularly of the kidney, spleen and liver), and ultimately death. There is at present no known cure for the disorder, and patients with AA Amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 270,000 patients suffer from AA Amyloidosis in industrialized areas and countries, including North America, Europe and Japan.

OUR PRODUCT

Fibrillex(TM), our most advanced product candidate, is in a two-year Phase II/III clinical trial. We have received a grant from the FDA of approximately US$900,000 for this Phase II/III trial, which is designed to investigate the safety and efficacy of Fibrillex(TM) in 183 patients suffering from AA Amyloidosis at 27 sites across the United States, Europe and Israel. To our knowledge, Fibrillex(TM) is the first amyloid-targeting drug candidate to undergo advanced clinical testing for AA Amyloidosis. The Phase II/III clinical trial completed patient enrolment in January 2003 and is expected to be completed in January 2005. All patients who complete the Phase II/III clinical trial are invited to join an open-label extension study and receive Fibrillex(TM) for an additional two-year period. No safety issues have been reported to us by the independent Data Safety Monitoring Board we have established to monitor the safety of patients during the trial.

Fibrillex(TM) is a small molecule that was selected to interact with the AA protein prior to its forming fibrils. Animal studies have shown that Fibrillex(TM) inhibits amyloid deposition in tissues by binding to the AA protein.

To date, the safety, tolerability and pharmacokinetic profiles of Fibrillex(TM) have been investigated in four Phase I clinial studies in either healthy adult volunteers or volunteers with renal impairment due to non-amyloid-related diseases. Fibrillex(TM) was well tolerated in these studies, and no major adverse events were reported. Fibrillex(TM) exhibited a well-characterized pharmacokinetic profile in both subject groups. In pre-clinical trials, Fibrillex(TM) was shown to be an effective and potent inhibitor of amyloid fibril formation and amyloid deposition in the affected organs and to be specific for the AA protein.

CURRENT THERAPEUTIC ALTERNATIVES

There is, at the present time, no known specific treatment for AA Amyloidosis. Current therapies attempt to control the chronic infection or inflammatory disease which leads to the disorder. It is thought that treatment that suppresses the inflammation or infection will also decrease the production of SAA and will slow the progression of the disorders. Historically, efficient anti-inflammatory or immunosuppressor treatments have been shown to suppress or halt the development of AA Amyloidosis in some patients with Rheumatoid Arthritis. Patients with severe Rheumatoid Arthritis are currently being treated through a new anti-cytokine therapy (e.g. Remicade(TM) by Centocor, Inc., Enbrel(TM) by Wyeth and Amgen Inc.) to minimize the inflammatory response characteristic of Rheumatoid Arthritis. These new therapies might have an impact on the onset and progression of AA Amyloidosis by partly controlling the production of the precursor protein SAA. However, scientific and clinical reports on the benefits of such new therapies for the treatment of AA Amyloidosis are not yet available.

Several studies have demonstrated improved renal function in patients with rheumatic conditions complicated by AA Amyloidosis following treatment with alkylating agents. Regression of amyloid deposits has been documented in patients with chronic infections following successful surgical excision (for example, excision of bone in osteomyelitis). In AA Amyloidosis associated with Familial Mediterranean Fever, treatment with colchinine has shown some beneficial effects. In addition, an injectable compound is being tested by the Centre for Amyloidosis and Acute Phase Proteins, Department of Medicine, Royal Free and University College Medical School, London.

Consequently, while there are a variety of therapeutic alternatives being investigated, none has been shown to be a safe and effective curative treatment for AA Amyloidosis.

ALZHEMED(TM) -- OUR SOLUTION TO ALZHEIMER'S DISEASE

Alzhemed(TM) is our product candidate for Alzheimer's Disease. According to the American Alzheimer's Association, it is estimated that over four million North Americans are currently afflicted with Alzheimer's Disease. Alzheimer's Disease is reported to be the third most expensive disease in terms of health care cost in the United States, behind heart disease and cancer. The patient population is expected to grow significantly over the next decade, primarily due to an increasing elderly population. In addition, the combination of awareness campaigns and the anticipated introduction of a number of diagnostic products is expected to markedly increase the total number of estimated cases, as previously undiagnosed patients are confirmed and the disease is detected at an earlier stage and age.

Alzheimer's Disease is a degenerative neurological disease that progressively impairs a person's cognitive functions and gradually destroys the brain. There is no cure currently available for Alzheimer's Disease, and existing drugs only treat symptoms such as cognitive function deficit for a limited period of time. In its early stages, Alzheimer's Disease may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years. Although popularly perceived as a disease associated with old age, Alzheimer's Disease is increasingly being diagnosed in individuals in their 50s and 60s.

The pathogenesis of Alzheimer's Disease is still somewhat ill-defined. It is now well recognized in published scientific material that, although there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. However, common to all cases of Alzheimer's Disease is the deposition of amyloid fibrils in the brain. These fibrils result when the Amyloid (beta) protein ("A(beta)"), interacts with naturally occurring GAGs. We have therefore chosen to pursue an amyloid-based approach in developing a treatment for Alzheimer's Disease.

OUR PRODUCT

Alzhemed(TM) is designed to stop the progression of Alzheimer's Disease in patients, whether the disease occurs sporatically or has a genetic basis. We are currently designing two Phase III efficacy trials for Alzhemed(TM) in North America and in Europe. The North American trial is scheduled to begin in the first half of 2004, while the European trial is anticipated for the first half of 2005. The trials will be large multi-center, international, randomized, double-blind, placebo-controlled and parallel group studies that will include, in total, approximately 1,900 patients with mild-to-moderate Alzheimer's Disease. It is anticipated that patients will be treated for 18 months. The effects of Alzhemed(TM) on disease progression will be measured through cognitive function and global performance tests. We will also be examining changes in brain volume using magnetic resonance imaging ("MRI") techniques. The clinical study protocols are being developed in collaboration with our Alzhemed(TM) Clinical Advisory Board and the regulatory authorities.

Alzhemed(TM) is a small molecule that binds to soluble non-fibrillar A(beta) and prevents it from interacting with naturally occurring GAGs. By inhibiting the binding of GAGs to soluble A(beta), Alzhemed(TM) can prevent the A(beta) protein from assuming its fibrillar structure, thus preventing amyloid deposition in brain tissue and the associated toxicity and neuronal damage. Alzhemed(TM) has been shown to decrease amyloid deposition and to favor A(beta) clearance from the brain in an animal model of Alzheimer's Disease.

In order to be effective, Alzhemed(TM) must overcome the challenge of crossing from the blood to the brain through the protective BBB. Alzhemed(TM) has been found to be present in both the brain of animals and in the CSF of humans participating in our trials, suggesting that Alzhemed(TM) has the ability to cross the BBB. The in vivo brain pharmacokinetic profile obtained in two animal species showed brain uptake of the drug with a half-life in the brain which is markedly longer than that found in plasma.

Our Alzhemed(TM) Phase II clinical study, which concluded in March 2003 and the results of which were released in June 2003, primarily investigated the safety, tolerability, pharmacokinetic and pharmacodynamic profiles of Alzhemed(TM) over a 12-week period in patients with mild-to-moderate Alzheimer's Disease. There were no safety findings of concern in the Phase II clinical trial. Alzhemed(TM) was detected in CSF, indicating an ability to cross the BBB. As secondary objectives, the trial evaluated, on an exploratory basis, the effect of Alzhemed(TM) on amyloid protein levels in CSF and on the cognitive function of the Alzheimer's Disease patients participating in the study. Alzhemed(TM) was found, after 12 weeks of use, to decrease the level of A(beta)(42) (the more fibrillogenic form of the two A(beta) proteins) in CSF in a dose-related fashion. A 21-month open-label extension study was initiated in January of 2003, with patients invited to join the extension study as they completed the Phase II trial. Patients enrolling in this open-label extension study are given the highest dose of Alzhemed(TM). The results in standard cognitive tests at 16 months were consistent with a stabilizing effect of Alzhemed(TM) on cognitive function tests.

We have completed four Phase I clinical studies to assess the safety, tolerability and pharmacokinetic profiles of Alzhemed(TM) (and Cerebril(TM), being the same compound as Alzhemed(TM)) in 117 healthy volunteers (including 37 elderly persons). Alzhemed(TM) has also undergone extensive toxicology and pharmacokinetic investigations in two animal species. In these studies, no safety findings of concern were found and Alzhemed(TM)'s pharmacokinetic profile was well characterized.

CURRENT THERAPEUTIC ALTERNATIVES

None of the existing treatments for Alzheimer's Disease is curative. Patients with the disease are treated with drugs which target only its symptoms. These drugs enhance patients' cognitive functions and general behaviour for a certain period of time but do not stop the progression of the disease.

Patients with Alzheimer's Disease are usually treated with drugs designed to improve their cognitive function using compounds which maintain a higher concentration of neurotransmitters which results in improved cognitive function and behavior. The most prescribed drugs in this category are Aricept(TM) (Pfizer Inc./Eisai Company, Ltd.), Exelon(TM) (Novartis AG), Reminyl(TM) (Shire Pharmaceuticals Group Plc and Janssen Pharmaceutica Products, L.P.), Ebixa(TM) (Merz Pharma GmbH & Co. KgaA) and Namenda(TM) (Forest Laboratories Inc.), which is the trade name used in the U.S. for Ebixa(TM).

Several pharmaceutical companies have drug development efforts aimed at the development of drugs to stop the progression of Alzheimer's Disease. The majority of these programs target different aspects of the amyloid protein. The different strategies consist in stopping the production of A(beta), blocking the fibril formation or clearing the deposits from the brain. The major companies working on an amyloid-based therapeutic approach are Merck & Co., Bristol-Myers Squibb Company, Prana Biotechnology Limited, Axonyx Inc., PRAECIS PHARMACEUTICALS INCORPORATED, Eunoe Incorporated, GlaxoSmithKline plc and Elan Corporation, plc. However, to our knowledge, Alzhemed(TM) is the only orally-administered disease modifying product candidate with preliminary pharmacological proof-of-concept in humans scheduled to enter Phase III clinical trials.

CEREBRIL(TM) -- OUR SOLUTION TO HEMORRHAGIC STROKE DUE TO CAA

Cerebril(TM) is our product candidate to treat Hemorrhagic Stroke due to CAA. Hemorrhagic Stroke due to CAA is a syndrome of recurrent strokes caused by amyloid deposits that cause blood vessels in the brain to rupture or otherwise malfunction. This type of stroke represents approximately seven percent of all strokes, with the incidence increasing as the population ages. It is typically diagnosed in patients aged 55 years or older with multiple hemorrhages confined to lobar brain regions and no other cause of hemorrhage. CAA can appear alone in some patients and is also a common pathology found in 50% or more of patients with Alzheimer's Disease. Approximately five percent of patients with Alzheimer's Disease experience Hemorrhagic Stroke due to CAA. It is estimated that approximately 135,000 patients suffer from Hemorrhagic Stroke due to CAA each year (either alone or in association with Alzheimer's Disease).

Hemorrhagic Stroke due to CAA remains a largely untreated disorder which is often undiagnosed unless it is confirmed by an autopsy. It ranges in severity from asymptomatic amyloid deposition in otherwise normal cerebral vessels to lobar hemorrhages resulting from progressive invasion of the vascular wall by amyloid fibrils. 70% to 80% of lobar hemorrhages are not fatal in their first occurrence, providing the opportunity for therapeutic intervention. However, recurrent lobar hemorrhages are frequent and are often fatal within just a few years.

OUR PRODUCT

Cerebril(TM) is designed to prevent the recurrence of Hemorrhagic Stroke due to CAA by reducing the deposit of amyloid fibrils within the microvasculature of the brain. The active ingredient in Cerebril(TM) is the same compound, and Cerebril(TM) has the same properties, as Alzhemed(TM).

Cerebril(TM) has completed a Phase II clinical trial for which our lead investigator, Dr. Steven M. Greenberg of Massachusetts General Hospital in Boston has been awarded a grant of approximately US$1 million from the National Institute of Health. Enrollment was completed in October 2003 and the trial was being conducted in five centers in the United States. The study involved a 12-week treatment and was primarily investigating the safety, tolerability, pharmacokinetic and pharmacodynamic profiles of the product candidate in 24 patients who have suffered a lobar hemorrhage. The Phase II study also aimed to determine the optimal dosing regimens for subsequent testing of efficacy. Secondary objectives included assessing the effect of Cerebril(TM) on neurological function and the occurrence of new lesions detectable by MRI. An independent Data Safety Monitoring Board was established to monitor the safety of patients throughout the duration of the study. The first meeting of our Data Safety Monitoring Board for Cerebril(TM) was held after the first eight patients had completed two weeks of treatment, and no safety findings of concern were reported to us.

Cerebril(TM) has been found to markedly reduce CAA in an animal model. Cerebril(TM), being the same compound as Alzhemed(TM), has undergone comprehensive pre-clinical and clinical trials. See "Alzhemed(TM) -- Our solution to Alzheimer's Disease".

CURRENT THERAPEUTIC ALTERNATIVES

No effective therapy has yet been developed for Hemorrhagic Stroke due to CAA. Patients experiencing Hemorrhagic Stroke due to CAA are currently offered palliative therapies which are not directed at treating the disorder. To our knowledge, no specific treatment aimed at preventing the recurrence of Hemorrhagic Stroke due to CAA through the inhibition of amyloid fibril formation and deposition is available.

Novartis AG, Aventis and Pfizer Inc. have reported work done in research in CAA, mostly using animal models where CAA has been observed, but to our knowledge none has identified a specific treatment approach to the disorder or advanced to a pre-clinical stage of development.

NC-1461 -- OUR SOLUTION TO THE DEVELOPMENT OF EPILEPTIC SEIZURES FOLLOWING TBI

We have identified a series of compounds, of which NC-1461 is the lead candidate, to prevent the development of epileptic seizures following TBI.

In the United States, approximately 1.5 million people sustain a TBI each year. TBI causes severe damage to the brain with internal bleeding, inflammation and neuronal cell death. TBI can lead very early on to an imbalance between the activities of two specialized types of neuronal cells. This imbalance is due to the uncontrolled up-regulation of excitatory neurons, coupled with a strong down-regulation of inhibitory neurons. The imbalance leads to an uncontrolled electrical discharge which manifests itself as an epileptic seizure. Approximately 13% of patients who have had a TBI will start experiencing epileptic seizures 12 to 18 months following their injury. The brain tissue which is damaged as a result of TBI and which exhibits the neurological imbalance is called an "epileptic focus" and the process is referred to as "epileptogenesis".

Since it is impossible to identify patients with a TBI who will develop epileptic seizures, all patients who have suffered a TBI would benefit from treatment early on following the injury to prevent the later development of seizures.

OUR PRODUCTS

In collaboration with Dr. Don Weaver, formerly of Queen's University of Kingston, Ontario, and now at Dalhousie University of Dalhousie, Nova Scotia, we have identified a series of compounds, of which the lead candidate is NC-1461, that we are developing as a treatment for patients at risk of developing epileptic seizures following a TBI. NC-1461 has been shown to cross the BBB and to have anti-epileptogenic activity in an animal model of spontaneous recurrent seizures following chemically-induced brain injury.

Our compounds are designed to have dual action to: (i) bring down the activity of the excitatory neurons while (ii) increasing the activity of the inhibitory neurons. To achieve such an activity profile, the molecules need to act at the level of both the excitatory and inhibitory responses. This type of activity profile (although weak) has already been observed with (beta)-alanines. A series of (beta)-alanine analogs was therefore developed to identify compounds which would possess this activity profile and be able to maintain normal neuronal electrical activities early-on following a TBI, therefore preventing the establishment of epileptic foci. In pre-clinical studies, NC-1461 has indicated a potential for a dual mechanism of action. Promising results have also been achieved in animal models of epileptogenesis.

CURRENT THERAPEUTIC ALTERNATIVES

Presently, no treatment is available to TBI patients to prevent the establishment of the epileptic foci and the resulting onset of epileptic seizures. Drugs currently on the market aim only at preventing the onset epileptic seizures. None of these anti-convulsant drugs has been shown to prevent or treat the neurological damage resulting from TBI which leads to the development of epileptic foci and the resulting seizures.

Although several pharmaceutical companies are focusing on developing more effective therapeutics to treat epileptic seizures, we are not aware of any other company developing a therapy based on compounds with dual activity or with the same mechanism of action as our compounds. NeuroSearch A/S of Denmark has reported anti-epileptogenic activity with a compound which is presently in a Phase II trial for the treatment of seizures in patients already suffering from Epilepsy. UCB Pharma SA of Belgium has also reported anti-epileptogenic activity with a compound presently in Phase I trials which is being developed as an anti-convulsant drug.

D.   SALES AND MARKETING

We intend to pursue different commercialization strategies for our products in different parts of the world. We intend to retain full commercialization rights for products in markets that we can adequately exploit on our own. In other markets, we intend to partner with third parties through collaborative arrangements, including co-marketing agreements. In addition, in various designated markets, we intend to enter into out-licensing arrangements.

FIBRILLEX(TM): Because AA Amyloidosis is a disorder affecting a specific patient population and treated by a well-defined pool of specialists, we intend to develop and deploy our own sales and marketing force for the commercialization of Fibrillex(TM) in North America and in Europe in order to take advantage of local commercialization expertise while maximizing ownership for our products, and to out-license in the Japanese market due to specific clinical development and regulatory requirements there. We intend to capitalize on any benefits which result from Fibrillex(TM) having been granted Orphan Drug status in the United States and Europe and the Fast Track Product Designation in the United States.

ALZHEMED(TM): Alzheimer's Disease is characterized by a large and growing patient population and a broad prescriber base composed of general practitioners, internists and specialists. We therefore intend to partner with a leading pharmaceutical company possessing a global marketing and commercial network for the commercialization, marketing and sale of Alzhemed(TM).

CEREBRIL(TM): Cerebril(TM) targets a small and well-defined population primarily treated by a relatively small group of specialists. Therefore, our commercialization strategy for Cerebril(TM) is similar to our strategy for Fibrillex(TM). Cerebril(TM) will require targeted sales efforts and will provide us with the opportunity to expand our anticipated Fibrillex(TM) sales force in North America, while seeking a distribution partner in Europe and an out-license arrangement in Japan. Since Cerebril(TM) and Alzhemed(TM) are made up of the same compound, potential commercialization synergies between the two products will be evaluated as we explore partnership arrangements for Alzhemed(TM).

E.   OTHER PRODUCT CANDIDATES

In addition to our ongoing clinical work, we have an active research and development program aimed at feeding our product pipeline.

SECOND GENERATION ANTI-AMYLOID COMPOUNDS

Know-how acquired through the development of Alzhemed(TM) has led to the design and synthesis of a second generation of anti-amyloid compounds based on our GAG mimetics technology. The compounds present, both in vitro and in vivo, a promising anti-amyloid activity profile. We have already conducted preliminary studies on approximately 200 of these compounds.

VACCINE

Our approach to Alzheimer's Disease has been to focus on targeting the A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of Alzheimer's Disease is to prevent the damage caused by A(beta) by intervening early using a vaccine strategy. Our vaccine approach consists of a modified fragment of A(beta) peptide to induce an immune response which targets soluble A(beta) (prior to any structural change which leads to fibril formation).

Preliminary in vivo studies have shown promising results where immune recognition of soluble A(beta) reduces brain amyloid protein levels but does not attack fibrillar deposits, thereby minimizing the risk of brain inflammation.

LIBRARY OF PRODUCT CANDIDATES

To date, we have produced a library of potential product candidates of over 2,000 molecules through traditional organic chemistry. The library comprises several different classes of potential pharmacophores, sulfates, sulphonates, phosphonates, carboxylates and a number of other functional groups, all of which address amyloid proteins. In addition, we have access to compound libraries through alliances, collaborations and commercial arrangements.

Through our portfolio of in vitro and in vivo screening assays, we have identified lead drug molecules with potent anti-amyloid activity, the most promising of which are undergoing further research and development.

F.   OUR PRODUCT TECHNOLOGY PLATFORMS

GAG MIMETICS FOR AMYLOID-RELATED DISORDERS

Our therapeutic approach to amyloid-related disorders aims at preventing the onset and arresting the progression of the targeted disorders. We have identified small molecules which can inhibit the formation of amyloid deposits and thereby prevent amyloid-induced toxicity.

A variety of neurological as well as systemic disorders are mediated by a class of proteins known as amyloids. Amyloids are naturally occurring proteins found in the central nervous system, the blood and elsewhere in the body. To date, at least 21 different unrelated proteins have been found to be capable of changing structure, depositing in different tissues and causing different types of amyloid diseases. During amyloid fibril formation, the amyloid protein associates with other proteins, such as GAGs, which bind to the amyloid protein, promote fibril formation and protect the fibrils from being degraded by enzymes. Our molecules, designed to mimic specific properties of the GAGs and therefore called "GAG mimetics", attach to the amyloid protein and inhibit the development of amyloid deposits and associated toxicity.

The first of the following diagrams illustrates the interaction between GAGs and an amyloid protein during the process of fibril formation. The next diagram shows how our GAG mimetics can block the amyloid fibril formation process. By binding to the amyloid protein, our molecules can prevent the natural GAGs from binding to the amyloid protein, preventing the promotion of amyloid fibril formation. We believe that our GAG mimetic approach presents an effective therapeutic intervention which may ultimately either be combined with or replace other approaches which treat only the symptoms of the disorders we are targeting.

         "(GRAPHIC SHOWING WITHOUT GAG MIMETICS)"                     "(GRAPHIC SHOWING WITH GAG MIMETICS)"
The amyloid fibril formation and associated elongation of    Our compounds act as mimetics and target GAG binding
the fibrils is modulated by the presence of GAGs. The GAGs   sites on the amyloid protein. In this capacity, they
are involved in promoting amyloid fibril formation and its   compete with natural GAGs which results in interference
interaction with cells.                                      with amyloid fibril formation and prevention of
                                                             cellular toxicity which damages the surrounding cells.

DUAL ACTION ANTI-EPILEPTOGENICS

Our drug design aims at correcting the neurotransmitter imbalance created early on following a TBI using compounds capable of dual action: (i) bringing down the activity of the excitatory neurons and (ii) up-regulating the activity of the inhibitory neurons, thereby restoring the natural balance.

We have developed and synthesized a library of approximately 300 (beta)-alanine analogs which demonstrate this dual activity. In addition, we are evaluating the anti-epileptogenic and anti-convulsion activities of a small library of uracil and dihydrouracil compounds. In in vivo and in vitro experiments, we have found that these compounds (which may get metabolized into (beta)-alanine analogs in vivo) are capable of (i) preventing the development of epileptogenesis following a TBI or (ii) blocking the onset of epileptic seizures. We believe that such an activity profile is unique to our compounds and may lead to the development of therapeutics addressing both epileptogenesis and the control of epileptic seizures.

G.   IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES

RESEARCH ALLIANCES, LICENSE AGREEMENTS AND GOVERNMENT FUNDING AGREEMENTS

We have entered into licensing agreements with Queen's University (Kingston, Ontario, Canada) with respect to amyloid and Epilepsy research; research alliances with University of Montreal -- Ste. Justine Hospital (Montreal, Quebec, Canada) to test animal models relating to our development of compounds to prevent epileptic seizures following TBI; and service agreements with the National Research Council of Canada (Montreal, Quebec, Canada) to develop techniques to measure A(beta) protein. Neurochem has also concluded a strategic alliance with the National Research Council of Canada and Dr. Harold J. Jennings (Ottawa, Ontario, Canada) to collaborate on the discovery and assessment of certain vaccine approaches in animal models, and work towards the development of a specific vaccine using amyloid protein fragment conjugates. This collaboration also includes the possibility of preclinical and clinical development, as well as future commercialization in the field of A(beta)-peptide-protein conjugates. Through a licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED (Waltham, Massachusetts, U.S.A.), Neurochem is expanding its pool of intellectual property relating to specific A(beta)-derived peptide sequences for use in the development of a novel synthetic vaccine to prevent and treat Alzheimer's Disease.

In addition, we have entered into an agreement with Technology Partnerships Canada ("TPC") regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of Alzheimer's Disease. To date, we have received approximately $6.7 million under this agreement and we will pay to TPC a royalty equal to 7.24% of gross revenues from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, we may have to continue to pay royalties to TPC until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20.5 million.

H.   INTELLECTUAL PROPERTY

We, and the pharmaceutical industry in general, attach significant importance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, our success depends, in part, on our ability to obtain patents or rights thereto, protect our commercial secrets and carry on our activities without infringing the rights of third parties. Our strategic approach is to build a portfolio which provides broad protection of our technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas. We have established internal mechanisms for developing strategy and identifying patentable technology, including a patent committee and frequent status reports from our scientific personnel. We have filed for patent protection on our novel compositions, methods of therapy, screening assays for identifying new lead drug candidates, and diagnostic procedures. We generally seek to protect our proprietary treatment methods and drug discovery techniques by filing patent applications unless we believe that keeping an invention as a trade secret is preferable. In addition, it is our policy to require our employees, consultants, members of the scientific and clinical advisory boards and parties to collaborative agreements to enter into agreements which typically provide (among other things) that specified information obtained or developed during the relationship remain confidential and that work product belongs to us.

We currently hold rights to a number of patents and patent applications in the United States and Canada relating to our technology, as well as foreign counterparts for many of these patents and patent applications. A number of these patents and patent applications were filed by Queen's University and licensed to us. Other patents and patent applications are co-owned by Queen's University and us or by us and the University of British Columbia. A number of other patents and patent applications were filed by us. With respect to our product candidates and product pipeline, our patent portfolio is continually expanding, focusing on our commercialization and clinical efforts.

We are a party to license agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.

The following sets forth the status of our trademarks and trademark applications for our product candidates:

                TRADEMARK               COUNTRY           STATUS
              ----------------       -------------        -------
              Fibrillex(TM)...           Canada           Allowed
              Fibrillex(TM)...       United States        Allowed
              Fibrillex(TM)...          Germany           Allowed
              Fibrillex(TM)...           Spain            Allowed
              Fibrillex(TM)...           Japan            Allowed
              Alzhemed(TM)....           Canada           Allowed
              Alzhemed(TM)....       United States        Pending
              Cerebril(TM)....           Canada           Pending
              Cerebril(TM)....       United States        Pending
              Neuroxil(TM)....           Canada           Allowed

We are currently in discussion with Alza Corporation of California regarding an opposition it has filed to our registration of the trademark Alzhemed(TM) in the United States.

All of our intellectual property, with the exception of the commercialization rights of our products in Canada and the applications for our Canadian trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See "2.2 Corporate Structure -- Intercorporate Relationships".

I.   HUMAN RESOURCES

We currently employ 128 people, the majority of which are involved in R&D and drug development. Of these 128 people, 27 are scientists with Ph.D degrees and 21 are scientists with M.Sc. degrees.


ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  ANNUAL INFORMATION

The following table sets forth selected consolidated financial data for the last three fiscal years of the Corporation and should be read in conjunction with the audited financial statements of the Corporation for the six-month period ended December 31, 2003 and years ended June 30, 2003 and June 30, 2002.

                            ----------------------    -----------------    -----------------
                            Six-month period ended    Fiscal year ended    Fiscal year ended
                               December 31, 2003        June 30, 2003        June 30, 2002
                            ----------------------    -----------------    -----------------
                                                               $                    $
                                (in thousand of dollars, except for earnings per share)
Revenues(1)                             Nil                   Nil                 2,271
Net earnings (loss)                 (16,773)              (19,618)              (13,475)
  per share                           (0.63)                (0.90)                (0.75)
Total assets                         94,225                31,160                32,733
Long-term debt                          416                   633                 1,044

5.2  DIVIDENDS

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operation, capital requirements and such other factors as our Board of Directors deems relevant.


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

The "Management's Discussion and Analysis" on pages 9 through 20 of the Annual Report with respect to the six-month period ended December 31, 2003, is incorporated herein by reference.

6.1  QUARTERLY INFORMATION

The following table sets forth selected consolidated financial data for the last eight quarters of the Corporation.

                        ----------------------   -----------------------------------------      -----------------
                        Six-month period ended               Fiscal year ended                  Fiscal year ended
                          December 31, 2003                    June 30, 2003                      June 30, 2002
                        ----------------------   -----------------------------------------      -----------------
                             Q1         Q2         Q1          Q2         Q3          Q4          Q3          Q4
                             $           $          $           $          $           $           $           $
                                         (in thousands of dollars, except for earnings per share)
Revenues                    Nil         Nil        Nil         Nil        Nil         Nil         Nil        Nil
Net earnings (loss)       (6,787)     (9,986)    (3,962)     (6,577)    (5,609)     (3,470)     (4,277)    (4,694)
  per share                (0.28)      (0.34)     (0.20)      (0.31)     (0.25)      (0.15)      (0.24)     (0.26)
  diluted                  (0.28)      (0.34)     (0.20)      (0.31)     (0.25)      (0.15)      (0.24)     (0.26)


ITEM 7 - MARKET FOR SECURITIES

Our Common Shares are listed on The Toronto Stock Exchange since June 21, 2000 under the symbol "NRM", and quoted on the NASDAQ since September 18, 2003 under the symbol "NRMX".


ITEM 8 - DIRECTORS AND OFFICERS

The following table lists our directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation.

                                                                                                                        YEAR FIRST
   NAME AND MUNICIPALITY                                                                                                  BECAME A
       OF RESIDENCE                                 PRINCIPAL OCCUPATION                         OFFICE                   DIRECTOR
-------------------------------------     ----------------------------------------   ------------------------------     ----------
Dr. Francesco Bellini, O.C.(1).......      Chairman and Chief Executive Officer(2)    Chairman of the Board, Chief         2002
Montreal, Quebec                                                                     Executive Officer and Director

Dr. Colin Bier(3),(4)................                   Consultant                              Director                   1996
Montreal, Quebec

Richard Cherney......................                Co-Managing Partner,                       Director                   2003
Montreal, Quebec                             Davies Ward Phillips & Vineberg LLP
                                                        (a law firm)

Peter Kruyt(1),(4),(5)...............                  Vice President,                          Director                   2002
Montreal, Quebec                                Power Corporation of Canada
                                                 (a diversified management
                                                    and holding company)

Dr. Frederick H. Lowy(5).............            Rector and Vice-Chancelor                      Director                   2003
Montreal, Quebec                                  of Concordia University

John Molloy(3).......................      President and Chief Executive Officer,               Director                   1994
Kingston, Ontario                                   Parteq Research and
                                                  Development Innovations,
                                                    Queen's University
                                                 (a university technology
                                                   transfer organization)

Ronald M. Nordmann(1),(4),(5),(6)....                  Co-President,                            Director                   2002
Little Falls, New Jersey                       Global Health Associates, LLC
                                          (a consulting company to the healthcare
                                           and financial services industries)(7)

Graeme K. Rutledge(3)................                  Consultant(8)                            Director                   2003
Perth, Ontario

Dr. Emil Skamene(5)..................              Scientific Director,                         Director                   2002
Montreal, Quebec                             Research Institute of the McGill
                                                  University Health Centre
                                                (an academic health centre)

Dr. Philippe Calais..................                   President(9)                            President                    --
Hudson, Quebec

Claude Michaud.......................              Senior Vice-President,                 Senior Vice-President,             --
Montreal, Quebec                                Finance and Chief Financial            Finance and Chief Financial
                                                        Officer(10)                             Officer

Dr. Denis Garceau....................                 Vice-President,                        Vice-President,                 --
Montreal, Quebec                                     Drug Development                       Drug Development

Dr. Francine Gervais.................                 Vice-President,                        Vice-President,                 --
Montreal, Quebec                                 Research and Development               Research and Development

Dr. Lise Hebert......................                 Vice-President,                        Vice-President,                 --
Montreal, Quebec                               Corporate Communications(11)             Corporate Communications

Christine Lennon.....................                 Vice-President,                        Vice-President,                 --
Montreal, Quebec                                 Business Development(12)                 Business Development

Judith Paquin........................                 Vice-President,                        Vice-President,                 --
Montreal, Quebec                                    Human Resources(13)                      Human Resources

David Skinner........................            Director of Legal Affairs,            Director of Legal Affairs,            --
Montreal, Quebec                               General Counsel and Corporate         General Counsel and Corporate
                                                       Secretary(14)                          Secretary

NOTES:

(1) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma Inc. to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(2) Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini's principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold. Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company which he co-founded in 1986.

(3)  Member of the Audit Committee.

(4)  Member of the Compensation Committee.

(5)  Member of the Nominating and Corporate Governance Committee.

(6)  Mr. Nordmann is the Lead Director of the Corporation.

(7) From 1994 through 1999, Mr. Nordmann was a partner at Deerfield Management Inc., a healthcare equity fund.

(8) Prior to June 2002, Mr. Rutledge was a Senior Partner at Deloitte & Touche, Canada, an accounting firm.

(9) Prior to January 2003, Dr. Calais was General Manager at Servier Canada Inc., part of the French private pharmaceutical group.

(10) Prior to 2002, Mr. Michaud was Vice-President and Chief Financial Officer of C-Mac Industries Inc., a global electronic manufacturing services company, and prior to 2001, was Managing Director, Investment Banking at Scotia Capital Inc., a Canadian investment bank.

(11) Dr. Hebert was promoted to Vice-President, Corporate Communications on December 12, 2002. Prior to that date, she was Director, Communications and Investor Relations.

(12) Prior to January 2004, Ms. Lennon was Venture Advisor for the Biotechnology and Life Sciences investment sector of CDP Capital Inc, a division of a pension fund. Prior to this, Ms. Lennon was Vice President, Global Commercial Development - Oncology of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company.

(13) Prior to January 2004, Ms. Paquin was Vice President, Human Resources of Schering Canada Inc., a biopharmaceutical company.

(14) Prior to April 2003, Mr. Skinner served as Commercial Counsel and Deputy to the Director of Commercial and Legal Affairs in the London, England office of Antfactory Limited, a global venture capital firm. Mr. Skinner also served in the corporate commercial departments of the law firms Freshfields Bruckhaus Deringer in London, England and Stikeman Elliott in Montreal, Budapest and London.

In our management proxy circular dated April 6, 2004, all of the above listed directors were nominated by management for election as directors, except for Mr. Richard Cherney. Management also proposed the additional nomination of Messrs. Jean-Guy Desjardins and Francois Legault, both from Montreal, Quebec, as directors.

As of May 11, 2004, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 7,198,124 of the Common Shares outstanding.(1)

The following is a description of the current committees of the Board:

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements, (iii) the independent auditors' qualifications and


--------
(1) Included in this amount are 166,666 Common Shares owned directly by Dr. Bellini and the 6,718,368 Common Shares owned indirectly by Picchio Pharma of which the FMRC Family Trust is a 50% owner. Dr. Bellini is a beneficiary of the FMRC Family Trust.

independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy.

Under the listing requirements of NASDAQ to become effective July 31, 2005, no director who is not independent may be appointed to the audit committee of a company. Mr. Molloy would not be independent under these listing requirements when they become effective, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"). However, in accordance with those NASDAQ listing requirements, the Board has resolved that the continued membership of Mr. Molloy on the Audit Committee is required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

COMPENSATION COMMITTEE

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors and making recommendations to the Board with respect to such compensation arrangements, as well making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Dr. Colin Bier (chair), Mr. Peter Kruyt and Mr. Ronald M. Nordmann.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. In addition, the Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Dr. Frederick H. Lowy, Mr. Peter Kruyt and Dr. Emil Skamene.


ITEM 9 - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Graeme K. Rutledge is an audit committee financial expert.


ITEM 10 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have paid KPMG LLP ("KPMG"), our external auditors, the following fees in each of the last two fiscal periods:

AUDIT FEES

The following sets forth the aggregate fees paid for each of the two past fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

         Fiscal year ended June 30, 2003                        $53,700

         Audit of consolidated financial statements
          for the six-month period ended December 31, 2003      $64,040

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended June 30, 2003
         Review of interim financial statements                 $23,200
         Translation services                                   $16,200

         Six-month period ended December 31, 2003
         Review of interim financial statements                 $10,500
         Public offering                                        $206,000
         Comments on accounting treatment
          or requirements of various transactions               $43,870
         Translation services                                   $31,400

NON-AUDIT AND TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal periods for professional services rendered by KPMG for assistance with a corporate reorganization, tax compliance, tax advice, tax planning and review of business opportunities:

         Fiscal year ended June 30, 2003
         Assistance with corporate reorganization
          and tax compliance work                              $119,700

         Six-month period ended December 31, 2003
         Review of various business opportunities,
          sales tax and US tax issues                          $38,300

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

         Fiscal year ended June 30, 2003                        None

         Six-month period ended December 31, 2003               None

Our Audit Committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

Prior to the beginning of each fiscal period, we seek audit committee approval for all services expected to be rendered by KPMG during the coming year. If during the course of the year, we require a service to be performed that is not contemplated in the list of pre-approved services we seek approval from the Chairman of the audit committee for KPMG to proceed with such service, which approval requires subsequent ratification at the next meeting of the audit committee.


ITEM 11 - ADDITIONAL INFORMATION

We shall provide to any person, upon request to the Secretary of the
Corporation:

(a) when our securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

     (i) one copy of our annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

     (ii) one copy of our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of our most recently completed financial year,

     (iii) one copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i),
           (ii) or (iii) above; or

(b)  at any other time, one copy of any documents referred to in clauses (a)(i),
     (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not one of our security holders.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our information circular dated April 6, 2004 which was prepared for the 2004 annual meeting of shareholders. Additional financial information is provided in the Corporation's comparative financial statements for the six-month period ended December 31, 2003.

The foregoing documents may be obtained by contacting the office of the Secretary at the head office of the Corporation, 275 Armand Frappier Boulevard, Laval, Quebec H7V 4A7.